

September 19, 2024

Robert Reffkin
Chairman of the Board of Directors and Chief Executive Officer
Compass, Inc.
110 Fifth Avenue, 4th Floor
New York, NY 10011

> Re: **Compass, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-40291**
> **Filed April 18, 2024**

Dear Robert Reffkin:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance, page 50

1.   It appears that you have included the net income (loss) attributable to Compass, Inc. in column (h) of your pay versus performance table in lieu of net income (loss) as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in column (h) for all years covered by the table and revise your remaining Item 402(v) of Regulation S-K disclosure accordingly. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is "clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure." See Pay Versus Performance, Release No. 34-95607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charlotte Young at 202-551-3280 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program